UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IEC Electronics Corp.

(Name of Subject Company (Issuer))

CTI Acquisition Corp.

(Offeror)

a direct, wholly-owned subsidiary of

Creation Technologies International Inc.

(Parent of Offeror)

Alan E. Goldberg

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

James W. Hackett, Jr.

General Counsel and Head of Acquisitions

Creation Technologies Inc.

One Beacon Street

Boston, Massachusetts 02108

Telephone: (877) 734-7456

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

William P. Gelnaw, Jr.

John R. Pitfield

Choate, Hall & Stewart LLP

Two International Place

Boston, Massachusetts 02110

(617) 248-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$176,771,474.95	$19,285.77

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 10,667,587 shares of common stock, par value $0.01 per share (the “Shares”), of IEC

Electronics Corp., a Delaware corporation (the “Company”) outstanding multiplied by the offer price of $15.35 per Share; (ii) 151,700 Shares reserved for issuance upon the settlement of all outstanding unvested restricted stock unit awards (“Unvested RSUs”), including both time-based and performance-based restricted stock units, multiplied by the offer price of $15.35 per Share; and (iii) 696,770 Shares issuable pursuant to outstanding options (“Options”), multiplied by the offer price of $15.35 per share. The foregoing Share figures have been provided by the Company to the Offeror and are as of August 20, 2021, the most recent practicable date.
**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2021, issued August 26, 2020, is calculated by multiplying the Transaction Valuation by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by CTI Acquisition Corp., a Delaware corporation (the “Offeror”), Creation Technologies International Inc., a Delaware corporation (“Parent”), and Alan E. Goldberg (“Mr. Goldberg”), an individual affiliated with certain private equity funds managed by Goldberg Lindsay & Co. LLC, some of which are the beneficial owners of a controlling interest in Parent and Offeror. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares (“Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of IEC Electronics Corp., a Delaware corporation (the “Company”) at a purchase price of $15.35 per Share (the “Offer Price”), in cash, net of applicable withholding, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of August 12, 2021, by and among Parent, the Offeror, Creation Technologies Inc., a Delaware corporation (“Guarantor”) and the Company (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    The name of the subject company and the issuer of the securities to which this Schedule TO relates is IEC Electronics Corp., a Delaware corporation. The Company’s principal executive offices are located at 328 Silver Hill Road, Newark, New York 14513. The Company’s telephone number is (315) 331-7742.

(b)    This Schedule TO relates to the outstanding Shares. The Company has advised Offeror and Parent that, as of August 20, 2021 (the most recent practicable date) 10,667,587 Shares were issued and outstanding.

(c)    The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) - (c) This Schedule TO is filed by Offeror, Parent and Mr. Goldberg. The information set forth in Section 9 (entitled “Certain Information Concerning the Offeror, Parent and Mr. Goldberg”) of the Offer to Purchase and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

a(1)(i) - (viii), (xii), a(2)(i) - (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1—“Terms of the Offer”

•	Section 2—“Acceptance for Payment and Payment for Shares”

•	Section 3—“Procedures for Tendering Shares”

•	Section 4—“Withdrawal Rights”

•	Section 5—“Certain Material U.S. Federal Income Tax Consequences”

•	Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents”

•	Section 12—“Sources and Amount of Funds”

•	Section 13—“Conditions of the Offer”

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

•	Section 16—“Appraisal Rights”

•	Section 18—“Miscellaneous”

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 9—“Certain Information Concerning Offeror, Parent and Mr. Goldberg”

•	Section 10—“Background of the Offer; Contacts with the Company”

•	Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents”

•	Schedule A

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 7—“Certain Effects of the Offer”

•	Section 10—“Background of the Offer; Contacts with the Company”

•	Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents”

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 12—“Source and Amount of Funds”

(b) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning the Offeror, Parent and Mr. Goldberg”

•	Schedule A

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 10—“Background of the Offer; Contacts with the Company”

•	Section 17—“Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

a(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning the Offeror, Parent and Mr. Goldberg”

•	Section 10—“Background of the Offer; Contacts with the Company”

•	Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents”

a(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents”

•	Section 13—“Conditions of the Offer”

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

a(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13—“Conditions of the Offer”

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

a(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 7—“Certain Effects of the Offer”

a(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 26, 2021.*

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 26, 2021.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by IEC Electronics Corp. and Creation Technologies Inc. on August 12, 2021 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C, filed on August 12, 2021, by CTI Acquisition Corp., Creation Technologies International Inc. and Alan E. Goldberg).

(a)(5)(B)	Email to employees of Creation Technologies Inc., sent August 12, 2021 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C, filed on August 12, 2021, by CTI Acquisition Corp., Creation Technologies International Inc. and Alan E. Goldberg).

(a)(5)(C)	Form of email to customers of Creation Technologies Inc., sent August 12, 2021 (incorporated by reference to Exhibit 99.3 of the Schedule TO-C, filed on August 12, 2021, by CTI Acquisition Corp., Creation Technologies International Inc. and Alan E. Goldberg).

(a)(5)(D)	Form of email to suppliers of Creation Technologies Inc., sent August 12, 2021 (incorporated by reference to Exhibit 99.4 of the Schedule TO-C, filed on August 12, 2021, by CTI Acquisition Corp., Creation Technologies International Inc. and Alan E. Goldberg).

(b)(1)	Debt Commitment Letter, dated as of August 12, 2021, by and among Creation Technologies Inc., JPMorgan Chase Bank, N.A. and Citizens Bank, N.A.*

(d)(1)	Agreement and Plan of Merger, dated as of August 12, 2021, by and among Creation Technologies International Inc., CTI Acquisition Corp., Creation Technologies Inc. and IEC Electronics Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on August 12, 2021 by IEC Electronics Corp.).

(d)(2)	Not applicable.

(d)(3)	Mutual Non-Disclosure Agreement, dated as of January 5, 2021, between Creation Technologies Inc. and IEC Electronics Corp.*

(d)(4)	Indication of Interest, dated as of July 1, 2021, between Creation Technologies Inc. and IEC Electronics Corp.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTI ACQUISITION CORP.

By:	/s/ James W. Hackett, Jr.
Name:	James W. Hackett, Jr.
Title:	President, Chief Executive Officer and Secretary

CREATION TECHNOLOGIES INTERNATIONAL INC.

By:	/s/ James W. Hackett, Jr.
Name:	James W. Hackett, Jr.
Title:	Vice President and Secretary

/s/ Alan E. Goldberg
Alan E. Goldberg, Individually as controlling person of the funds affiliated with Goldberg Lindsay & Co., LLC that own a controlling interest in CTI Acquisition Corp. and Creation Technologies International Inc.

Dated August 26, 2021